SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

dspies@sidley.com (312) 853 4167	FOUNDED 1866

February 15, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Superfund Gold, L.P. (the “Fund”) –Registration Statement on Form S-1

Ladies and Gentlemen:

Accompanying this letter for filing pursuant to the Securities Act of 1933, as amended, is a copy of the Registration Statement on Form S-1 relating to an offering by the Fund of units of limited partnership interest (“Units”). The filing reflects changes to the Fund’s Post-Effective Amendment No. 3 to the Registration Statement on Form S-1 (Reg. No. 333-151632) filed with the Commission on May 4, 2011 (effective May 13, 2011). This filing is being made to comply with Commission Rule 415(a)(5) and includes unsold Units from the prior Registration Statement as permitted by Rule 415(a)(6). The Registration Statement will be amended prior to its effectiveness to reflect any Units sold during the grace period pursuant to Rule 415(a)(5). Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by Superfund Capital Management, Inc., the Fund’s general partner, for five years.

Thank you very much for your attention to this filing. If you have any questions, please do not hesitate to contact me at (312) 853-4167.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

February 15, 2012

Very truly yours,

/s/ Daniel F. Spies Daniel F. Spies